Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION, AS AMENDED,

OF

CYTYC CORPORATION

Cytyc Corporation (the “Corporation”), a corporation organized and existing under the laws of Delaware, hereby certifies as follows:

FIRST: The Board of Directors of the Corporation, for the purpose of taking action without a meeting pursuant to Section 141(f) of the Delaware General Corporation Law (the “DGCL”), duly adopted, by unanimous written consent, resolutions proposing and declaring advisable the following amendment to the Third Amended and Restated Certificate of Incorporation, as amended, of the Corporation (the “Certificate of Incorporation”)

RESOLVED: That the first paragraph of Article FOURTH of the Certificate of Incorporation shall be amended to read in its entirety as follows:

“FOURTH. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 405,000,000 shares, consisting of 400,000,000 shares of common stock with a par value of $.01 per share (the “Common Stock”) and 5,000,000 shares of preferred stock with a par value of $.01 per share (the “Preferred Stock”).”

SECOND: The amendment to the Certificate of Incorporation as set forth above was duly approved by a majority of the outstanding stock entitled to vote thereon at the annual meeting of the Corporation held on May 11, 2005, at which a quorum was present.

THIRD: The foregoing amendment to the Certificate of Incorporation was duly adopted and approved in accordance with the applicable provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed as of this 7th day of June, 2005.

CYTYC CORPORATION

By:	/s/ Patrick J. Sullivan
Name:	Patrick J. Sullivan
Title:	Chairman, President and Chief Executive Officer